SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                         AFFINITY TECHNOLOGY GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    00826M103
                                 (CUSIP Number)



                                 Not Applicable
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             (Date of Event Which Requires Filing of this Statement)


                 Check the appropriate box to designate the rule
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

CUSIP No. 00826M103                     13G

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       Jeff A. Norris

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
       N/A                                                   (b)  [  ]

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   3   SEC USE ONLY


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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen


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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            10,498,192
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      -------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             10,498,192
                  -------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,498,192

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          35.6%

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  12   TYPE OF REPORTING PERSON

          IN


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Item 1.     (a)   Name of Issuer: Affinity Technology Group, Inc.


            (b)   Address of Issuer's Principal Executive Offices:

                                               1201 Main Street, 20th Floor
                                               Columbia, SC 29201

Item 2.     (a)   Name of Person Filing:   Jeff A. Norris


            (b)   Address of Principal Business Office:

                                               145 Mansfield Circle
                                               Lexington, SC 29073

            (c)   Citizenship:  United States


            (d)   Title of Class of Securities:  Common Stock, par value
                                                 $.0001 per share


            (e)   CUSIP Number:  00826M103


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)or (c), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings association as defined in Section 3(b) of the
                        Federal Insurance Act.

            (i)   [ ]   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)


Item 4.     Ownership.

            (a) Amount Beneficially Owned: 10,498,192 shares, consisting of 7,704,600 shares held directly, 48,192 shares held by spouse, 2,650,000 shares held by the Norris Family Limited Partnership, and 95,400 shares held by the J&L Extended Family Limited Partnership.

            (b)      Percent of Class:  35.6%

            (c)      Number of shares as to which such person has:

                    (i)       sole power to vote or to direct vote:
                              10,498,192 shares

                    (ii)      shared power to vote or to direct the vote:
                              0 shares

                    (iii) sole power to dispose or to direct the disposition of: 10,498,192 shares

                    (iv) shared power to dispose or to direct the disposition of: 0 shares

Item 5.   Ownership of Five Percent or Less of a Class.

          this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.     Notice of Dissolution of Group.

                  Not Applicable

Item 10.    Certification.

                  Not Applicable

                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 1999

By:    /s/ Jeff A. Norris
   -------------------------------
    Jeff A. Norris